Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements of

NEXGEN ENERGY LTD.

June 30, 2018 and 2017

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars) (Unaudited) As at
	Note	June 30, 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents		$142,929,234	$164,943,850
Amounts receivable		359,695	548,069
Prepaid expenses		522,452	158,875
		143,811,381	165,650,794
Non-current
Deposits	6	94,711	32,927
Exploration and evaluation assets	5	174,476,196	152,412,555
Equipment	7	6,648,607	4,983,074
		181,219,514	157,428,556
TOTAL ASSETS		$325,030,895	$323,079,350

LIABILITIES
Current
Accounts payable and accrued liabilities		$3,795,486	$2,905,179
Flow-through share premium liability	6	181,376	109,251
		3,976,862	3,014,430
Non-current
Deferred income tax liability		380,602	280,740
Deferred lease inducement		53,461	73,509
Convertible debentures	8	150,666,483	171,369,966
		151,100,546	171,724,215
TOTAL LIABILITIES		155,077,408	174,738,645

EQUITY
Share capital	9	202,819,275	196,311,184
Reserves	9	35,247,213	28,050,059
Accumulated other comprehensive loss	4	(503,146)	—
Accumulated deficit		(82,490,124)	(88,038,390)
		155,073,218	136,322,853
Non-controlling interests		14,880,269	12,017,852
TOTAL EQUITY		169,953,487	148,340,705

TOTAL LIABILITIES AND EQUITY		$325,030,895	$323,079,350

Nature of operations (Note 2)

Commitments (Note 6)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 8, 2018.

2

NEXGEN ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS (PROFIT) AND COMPREHENSIVE LOSS (PROFIT) (Expressed in Canadian Dollars) (Unaudited) As at

		For the three months ended		For the six months ended

	Note	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Salaries, benefits and directors’ fees	10	$1,726,221	$615,611	$2,703,396	$1,481,857
Office and administrative		392,305	271,122	865,249	661,327
Professional fees		323,709	546,944	937,652	844,237
Travel		223,376	201,475	426,147	330,487
Depreciation	7	339,970	158,835	623,569	371,112
Share-based payments	9, 10	5,433,453	1,740,442	7,141,010	3,740,796
Finance income		(617,126)	(133,549)	(1,209,671)	(308,046)
Mark to market loss (gain) on convertible debentures	8	14,520,153	(8,275,171)	(20,703,483)	11,884,777
Interest expense	8	3,148,350	1,490,640	5,993,926	2,989,365
Foreign exchange loss (gain)		(1,024,967)	365,845	(2,347,525)	512,226
Loss on disposal of equipment		6,815	—	6,065	—
Loss (profit) from operations		$24,472,259	$(3,017,806)	$(5,563,665)	$22,508,138
Deferred income tax expense (recovery)		(62,605)	(109,347)	(53,573)	71,275
Loss (profit) and comprehensive loss (profit) for the period		$24,409,654	$(3,127,153)	$(5,617,238)	$22,579,413

Loss (profit) and comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.		$24,304,876	$(3,324,392)	$(5,937,322)	$22,152,787
Non-controlling interests in IsoEnergy Ltd.		104,778	197,239	320,084	426,626
Loss (profit) and comprehensive loss (profit) for the period		$24,409,654	$(3,127,153)	$(5,617,238)	$22,579,413

Loss (profit) per common share attributable to the Company’s common shareholders
Basic Loss (profit) per common share		$0.07	$(0.01)	$(0.02)	$0.07
Diluted Loss (profit) per common share		$0.07	$0.01	$0.02	$0.07

Weighted average number of common shares outstanding
Basic		343,884,155	309,363,865	343,259,173	307,883,909
Diluted		343,884,155	309,363,865	406,662,992	307,883,909

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars) (Unaudited)

					Accumulated
		Number of			other
		Common	Share		comprehensive	Accumulated	Non-controlling
	Note	Shares	Capital	Reserves	Profit (Loss)	Deficit	Interests	Total

Balance as at December 31, 2016		306,190,287	$125,735,515	$17,005,665		$(32,743,616)	$9,008,702	$119,006,266
Exercise of warrants	9	5,714,286	2,857,143	—	—	—	—	2,857,143
Exercise of options	9	1,008,333	1,052,845	(478,512)	—	—	—	574,333
Issue of shares on convertible								—
debenture interest payment	9	327,863	963,917	—	—	—	—	963,917
Share-based payments	9	—	—	5,055,181	—	—	—	5,055,181
Issue of shares of subsidiary to								—
non-controlling interests		—	—	—	—	107,438	802,154	909,592
Loss for the period		—	—	—	—	(22,152,787)	(426,626)	(22,579,413)
Balance as at June 30, 2017		313,240,769	$130,609,420	$21,582,334	$—	$(54,788,965)	$9,384,230	$106,787,019

Balance as at December 31, 2017		339,339,356	$196,311,184	$28,050,059	$—	$(88,038,390)	$12,017,852	$148,340,705
Exercise of options	9	5,433,334	4,353,949	(1,708,615)	—	—	—	2,645,334
Issue of shares on convertible								—
debenture interest payment	9	745,378	2,154,142		—	—	—	2,154,142
Share-based payments	9	—	—	8,905,769	—	—	—	8,905,769
Issue of shares of subsidiary to
non-controlling interests	5(c), 6	—	—	—	—	(892,202)	3,182,501	2,290,299
Profit (loss) for the period		—	—	—	—	5,937,322	(320,084)	5,617,238
Impact of adopting IFRS 9	4	—	—	—	(503,146)	503,146	—	—
Balance as at June 30, 2018		345,518,068	$202,819,275	$35,247,213	$(503,146)	$(82,490,124)	$14,880,269	$169,953,487

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

NEXGEN ENERGY LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars) (Unaudited) For the six months ended
	June 30,	June 30,
	2018	2017
Cash flows (used in) from operating activities
Profit (loss) for the period	$5,617,239	$(22,579,413)
Items not involving cash:
Depreciation	623,569	371,112

Share-based payments	7,141,010	3,740,796
Amortization of deferred lease inducement	(20,048)	(20,048)
Unrealized foreign exchange loss (gain) on cash and cash equivalents	(2,285,796)	420,696
Deferred income tax expense (recovery)	(53,573)	71,275
Mark to market loss (gain) on convertible debentures	(20,703,483)	11,884,777
Interest expense	5,993,926	2,989,365
Loss on disposal of equipment	6,065	—
Changes in non-cash working capital items:
Amounts receivable	188,374	344,908
Prepaid expenses	(363,577)	(310,465)
Deposits	(61,784)	(10,075)
Accounts payable and accrued liabilities	(799,612)	(935,174)
	(4,717,690)	(4,032,246)
Cash flows (used in) from investing activities
Exploration and evaluation asset expenditures	(17,605,107)	(16,647,155)
Acquisition of equipment	(1,659,443)	(588,900)
Redemption of short-term investments	—	34,478,100
	(19,264,550)	17,242,045
Cash flows (used in) from financing activities
Cash from exercise of options and warrants, net of share issuance costs	2,645,334	3,431,476
Shares of subsidiary issued to non-controlling interests for cash, net of share issuance costs	924,500	1,017,249
Interest paid on convertible debentures	(3,888,006)	(2,025,450)
	(318,172)	2,423,275
Change in cash and cash equivalents	(24,300,412)	15,633,074
Cash and cash equivalents, beginning of period	164,943,850	31,090,313
Effect of exchange rate fluctuations on cash held	2,285,796	(420,696)
Cash and cash equivalents, end of period	142,929,234	46,302,691
Cash and cash equivalents consist of:
Cash	$142,929,234	$9,537,528
Cash equivalents	—	36,765,163
Cash and cash equivalents	$142,929,234	$46,302,691

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

1.      REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration stage entity engaged in the acquisition, exploration and evaluation of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

On April 19, 2013, the Company (as it was then called, Clermont Capital Inc. (“Clermont”)) completed its qualifying transaction, which was effected pursuant to an amalgamation agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont, 0957633 B.C. Ltd., a wholly owned subsidiary of Clermont, and NexGen Energy Ltd. (“Old NexGen”). Pursuant to the Amalgamation Agreement, the shareholders of Old NexGen were issued one common share of Clermont (on a post-share consolidation basis) for every one Old NexGen common share held immediately prior to the completion of the amalgamation. In connection with the Qualifying Transaction, Clermont also completed a consolidation of its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”. The Company’s acquisition of Old NexGen was accounted for as a reverse takeover.

The Company commenced trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Issuer under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company became a Tier 1 Issuer. On July 15, 2016, NexGen graduated and commenced trading on the Toronto Stock Exchange (“TSX”) under its existing symbol. The Company’s common shares ceased trading on the OTCQX Best Market under the symbol “NXGEF” upon the commencement of trading on the NYSE American LLC (“NYSE American”) under the symbol “NXE” on May 17, 2017.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In the three months ended June 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (Note 5). Subsequent to the transfer, IsoEnergy shares were issued to third parties pursuant to external financings and listed its common shares on the TSX-V, with NexGen retaining 58.9% of IsoEnergy’s outstanding common shares as at June 30, 2018.

2.	NATURE OF OPERATIONS

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at June 30, 2018, the Company had an accumulated deficit of $82,490,124 and working capital of $140,015,895. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties and to repay its convertible debentures (Note 8), if required.

The business of exploring for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.      BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements for the six months ended June 30, 2018, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by International Financial Reporting Standards (“IFRS”) for annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2017. Accordingly, accounting policies applied other than as discussed in Note 4 are the same as those applied in the Company’s annual financial statements. These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 8, 2018.

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

3.      BASIS OF PRESENTATION (continued)

Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company (Note 8). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”), except otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Critical accounting judgments, estimates and assumptions

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods.

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

4.      SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the audited financial statements for the year ended December 31, 2017, and have been consistently followed in the preparation of these condensed consolidated interim financial statements except for the following change in accounting policy:

Change in accounting policy:

The Company has adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for the classification and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, with the exception that for financial liabilities designated at fair value through profit or loss, the change in fair value that is attributable to changes in credit risk of that liability is presented in other comprehensive income.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(a)	Classification

The Company classifies its financial assets in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as at FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL (such as the Convertible Debentures financial liabilities).

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

4.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets/liabilities	Original classification IAS 39	New Classification IFRS 9
Cash and cash equivalents	Amortized cost	Amortized cost
Amounts receivable	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Convertible debentures	FVTPL	FVTPL

As the Company has taken an exemption not to restate prior periods with respect to classification and measurement, it has recognized the cumulative effects of retrospective application to shareholders’ equity at the beginning of the 2018 annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening accumulated deficit on January 1, 2018 of $503,146 with a corresponding adjustment to accumulated other comprehensive (loss) income, arising on the accumulated fair value gain (loss) due to the change in the Company’s own credit risk as at January 1, 2018.

(b)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive (loss) income.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive (loss) income. The Company’s Convertible Debentures financial liabilities have been recognized at FVTPL.

(c)	Impairment of financial assets at amortized cost

Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.

The adoption of the expected credit loss impairment model under IFRS 9 had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and amounts receivable are comprised of value-added tax receivable from the government of Canada.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(d)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive (loss) income.

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

4.       SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

Future accounting pronouncements:

On January 13, 2016 the IASB issued IFRS 16 Leases. The new standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

5.       EXPLORATION AND EVALUATION ASSETS

(a)	Rook I Property

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan - Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon and consists of 32 contiguous mineral claims totalling 35,065 hectares.

The Rook I Project hosts the Arrow deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Company released an updated mineral resource estimate in March 2017 and the results of a preliminary economic assessment in July 2017, in each case, in respect of the Arrow deposit.

NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933 (the Arrow deposit is not located on any of these claims). The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

(b)	Other Athabasca Basin Properties

The Other Athabasca Basin Properties are a portfolio of early stage mineral properties in the Athabasca Basin. The properties are grouped geographically as “SW1”, “SW2” and “SW3”. The SW2 properties are held directly by NexGen. The SW1 and SW3 properties are held by NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd., respectively, each a wholly owned subsidiary.

During the year ended December 31, 2017, the Company recognized an impairment of $87,749, associated with certain Castle South, Castle North, Castle South Extension and Virgin Trend properties in the statement of loss and comprehensive loss. The Company decided not to continue exploring some of these claims and allowed them to lapse.

(c)	IsoEnergy Properties

The IsoEnergy Properties consist of (i) a 100% interest in the Radio Project, Saskatchewan (subject to a 2% net smelter return royalty and 2% gross overriding royalty); (ii) a 100% interest in the Thorburn Lake Project, Saskatchewan  (subject to a 1% net smelter return royalty and a 10% carried interest which can be reduced to 1% at the holder’s option upon completion of a bankable feasibility study); (iii) a 100% interest, in each of the Madison, 2Z, Carlson Creek and North Thorburn properties, Saskatchewan; (iv) a 100% interest in the Mountain Lake property, Nunavut; (v) a 100% interest in the Geiger property, Saskatchewan; and (vi) a portfolio of newly staked claims in Saskatchewan, all of which are early stage exploration properties.

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

5.       EXPLORATION AND EVALUATION ASSETS (continued)

(c)	IsoEnergy Properties (continued)

During the 6 months ended June 30, 2018, IsoEnergy expanded the Geiger property with the acquisition of 33 claims comprised of 6,800 hectares in Dawn Lake North Block which is contiguous with IsoEnergy’s Geiger property and will be treated as an expansion of the Geiger property and the combined set of claims will be referred to as Geiger henceforth. IsoEnergy acquired the claims in exchange for 3,330,000 common shares of IsoEnergy, then valued at $1,282,050 and a cash payment of $200,000. IsoEnergy acquired a 100% interest in 6 mineral claims constituting the 3,200 hectare Larocque East property in the Eastern Athabasca Basin of Saskatchewan, in exchange for $20,000 in cash and 1,000,000 common shares valued as $350,000. IsoEnergy also acquired, through staking, four new 100% owned uranium exploration properties called Whitewater, Fox, East Rim and Full Moon in the Eastern Athabasca Basin of Saskatchewan. IsoEnergy has also staked additional claims that have been consolidated into the Geiger property.

The following is a summary of the capitalized costs on the projects described above.

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2017	235,077	1,457,607	24,737,248	26,429,932
Additions	—	—	1,885,297	1,885,297
Balance, June 30, 2018	235,077	1,457,607	26,622,545	28,315,229

Deferred exploration costs:
Balance, December 31, 2017	112,937,959	4,942,297	8,102,367	125,982,623
Additions:
Drilling	10,094,835	—	710,996	10,805,831
General exploration	1,406,786	(23,200)	122,551	1,506,137
Geological and geophysical	2,490,427	530,617	71,893	3,092,937
Labour and wages	2,428,906	—	266,271	2,695,177
Share-based payments (Note 9)	1,668,835	—	95,924	1,764,759
Travel	269,486	—	44,017	313,503
	18,359,275	507,417	1,311,652	20,178,344
Balance, June 30, 2018	131,297,234	5,449,714	9,414,019	146,160,967

Total costs, June 30, 2018	131,532,311	6,907,321	36,036,564	174,476,19

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

5.       EXPLORATION AND EVALUATION ASSETS (continued)

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2016	230,807	1,124,277	21,438,306	22,793,390
Additions	4,270	333,330	3,298,942	3,636,542
Balance, December 31, 2017	235,077	1,457,607	24,737,248	26,429,932

Deferred exploration costs:
Balance, December 31, 2016	77,007,303	4,318,909	5,327,318	86,653,530
Additions:
Drilling	20,592,799	3,297	1,168,096	21,764,192
General exploration	2,163,554	25,885	110,603	2,300,042
Geological and geophysical	5,206,266	681,955	521,632	6,409,853
Labour and wages	4,391,456	—	510,398	4,901,854
Share-based payments (Note 9)	2,952,316	—	357,475	3,309,791
Travel	624,265	—	106,845	731,110
	35,930,656	711,137	2,775,049	39,416,842
Impairment	—	(87,749)	—	(87,749)
Balance, December 31, 2017	112,937,959	4,942,297	8,102,367	125,982,623

Total costs, December 31, 2017	113,173,036	6,399,904	32,839,615	152,412,555

6.      COMMITMENTS

Flow-through expenditures:

IsoEnergy has raised funds through the issuance of flow-through shares. Based on Canadian tax law, IsoEnergy is required to spend this amount on eligible exploration expenditures by December 31 of the year after the year in which the shares were issued.

IsoEnergy raised $924,500 through the issuance of 1,675,000 flow-through shares during the six-month period ended June 30, 2018 and is required to spend such amounts on eligible exploration expenditures.

The premium paid for a flow-through share, which is the price paid for the share over the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense.

As of June 30, 2018, IsoEnergy must fulfill approximately $700,000 of the required eligible exploration expenditures before December 31, 2019. As the commitment is satisfied, the remaining balance of the flow-through premium liability will be recognized as income.

A continuity of the flow-through share premium liability is as follows:

	Six months ended June, 2018	Year ended December 31, 2017

Balance, beginning of the period	$109,251	$179,212
Liability incurred on flow-through shares issued	234,500	130,000
Settlement of flow-through share liability on expenditure made	(162,375)	(199,961)

Balance, end of the period	$181,376	$109,251

11

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

6.       COMMITMENTS (continued)

Office leases:

The Company and its subsidiary, IsoEnergy, have total office lease commitments at their Vancouver and Saskatoon offices as follows:

2018	$348,730
2019	$1,034,745
2020	$957,123
2021	$761,678
2022	$773,740
2023	$698,121
2024	$659,397
2025	$494,548

In connection with the Vancouver and Saskatoon office leases, the Company paid deposits of $17,400 and $68,037, respectively, with the landlords which will be applied to the final month’s and final two months’ rents, respectively, when the office lease terms expire. IsoEnergy paid a deposit of $9,274 with its landlord which will be applied to the final month’s rent when the office lease term expires.

7.       EQUIPMENT

	Computing Equipment	Software	Field Equipment	Leasehold Improvements	Road	Total

Cost

Balance at December 31, 2016	$109,648	$279,970	$2,756,640	$215,172	$1,282,890	$4,644,320
Additions	125,938	98,763	1,490,880	—	490,695	2,206,276
Disposals	—	—	(29,300)	—	—	(29,300)
Balance at December 31, 2017	235,586	378,733	4,218,220	215,172	1,773,585	6,821,296
Additions	58,743	253,992	1,994,713	—	—	2,307,448
Disposals	—	—	(54,075)	—	—	(54,075)
Balance at June 30, 2018	$294,329	$632,725	$6,158,858	$215,172	$1,773,585	$9,074,669

Accumulated Depreciation

Balance at December 31, 2016	$67,179	$121,577	$643,457	$47,844	$163,085	$1,043,142
Depreciation	60,744	114,367	482,738	42,686	98,940	799,475
Disposals	—	—	(4,395)	—	—	(4,395)
Balance at December 31, 2017	127,923	235,944	1,121,800	90,530	262,025	1,838,222
Depreciation	37,685	73,967	409,173	11,691	98,584	631,100
Disposals	—	—	(43,260)	—	—	(43,260)
Balance at June 30, 2018	$165,608	$309,911	$1,487,713	$102,221	$360,609	$2,426,062

Net book value:
At December 31, 2017	$107,663	$142,789	$3,096,420	$124,642	$1,511,560	$4,983,074
At June 30, 2018	$128,721	$322,814	$4,671,145	$112,951	$1,412,976	$6,648,607

12

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

8.       CONVERTIBLE DEBENTURES

	June 30, 2018	December 31, 2017
2016 Debentures (a)	$80,572,444	$90,742,373
2017 Debentures (b)	70,094,039	80,627,593
Convertible Debentures	$150,666,483	$171,369,966

(a)	2016 Debentures

On June 10, 2016, the Company issued US$60 million principal amount of convertible debentures (the “2016 Debentures”) which were determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $76,416,000 (US$60 million) and net proceeds of $72,363,602 (US$56,852,383) after deducting $4,052,398 (US$3,147,617) in transaction costs from the issue of the 2016 Debentures. A 3% establishment fee of $2,292,480 (US$1.8 million) was also paid to the debenture holders through the issuance of 1,005,586 common shares. The fair value of the 2016 Debentures on issuance date was determined to be $74,123,520 (US$58.2 million).

Pursuant to an amended and restated trust indenture dated July 21, 2017, the maturity date of the 2016 Debentures was extended to July 22, 2022.

The fair value of the 2016 Debentures decreased from $90,742,373 (US$72,333,498) on December 31, 2017 to $80,572,444 (US$61,188,065) at June 30, 2018, resulting in a gain of $10,169,929 (US$11,145,433) for the six-month period ended June 30, 2018. This gain, combined with the gain on the 2017 Debentures (see Note 8(b)) for the period ended June 30, 2018 was recorded in loss (profit) for the period.

	June 30, 2018	December 31, 2017
Fair value of 2016 Debentures, beginning of period	$90,742,373	$70,811,801
Fair value adjustment during the period	(10,169,929)	19,930,572
Interest payable	345,660	350,900
2016 Debentures and interest payable	$80,918,104	$91,093,273
Less: interest payable included in accounts payable & accrued liabilities	(345,660)	(350,900)
2016 Debentures, end of period	$80,572,444	$90,742,373

The 2016 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2016 Debentures pricing model as at June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Volatility	37.82%	39.00%
Expected life in years	4.06 years	4.56 years
Risk free interest rate	2.68%	2.23%
Expected dividend yield	0%	0%
Credit spread	25.35%	25.35%
Underlying share price of the Company	$2.43	$3.21
Conversion exercise price	US$2.3261	US$2.3261
Exchange rate (C$:US$)	$0.7594	$0.7971

(b)	2017 Debentures

On July 21, 2017, the Company issued US$60 million principal amount of convertible debentures (the “2017 Debentures”) which were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $75,294,000 (US$60 million) and net proceeds of $72,482,854 (US$57,759,864) after deducting $2,811,146 (US$2,240,136) in transaction costs from the issue of the 2017 Debentures. A 3% establishment fee of $2,258,820 (US$1.8 million) was also paid to the debenture holders through the issuance of 869,271 common shares. The fair value of the 2017 Debentures on issuance date was determined to be $73,035,180 (US$58,200,000).

The fair value of the 2017 Debentures decreased from $80,627,593 (US$64,270,700) on December 31, 2017 to $70,094,039 (US$53,230,588) at June 30, 2018, resulting in a gain of $10,533,554 (US$11,040,112) for the six-month period ended June 30, 2018. This gain, combined with the gain on the 2016 Debentures (see Note 8(a)) for the period ended June 30, 2018 was recorded in loss (profit) for the period.

13

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

8.       CONVERTIBLE DEBENTURES (continued)

	June 30, 2018	December 31, 2017
Fair value of 2017 Debentures, beginning of period	$80,627,593	$73,035,180
Fair value adjustment during the period	(10,533,554)	7,592,413
Interest payable	345,660	350,900
2017 Debentures and interest payable	$70,439,699	$80,978,493
Less: interest payable included in accounts payable & accrued liabilities	(345,660)	(350,900)
2017 Debentures, end of period	$70,094,039	$80,627,593

The 2017 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2017 Debentures pricing model as at June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Volatility	37.82%	39.00%
Expected life in years	4.06 years	4.56 years
Risk free interest rate	2.68%	2.23%
Expected dividend yield	0%	0%
Credit spread	25.35%	25.35%
Underlying share price of the Company	$2.43	$3.21
Conversion exercise price	US$2.6919	US$2.6919
Exchange rate (C$:US$)	$0.7594	$0.7971

General Terms

At inception, for each of the 2016 Debentures and 2017 Debentures (collectively, the “Convertible Debentures”), the Company made an irrevocable election under IAS 39 to designate the Convertible Debentures as a financial liability at fair value through profit or loss. At their respective initial recognition date, the entire convertible instrument was measured at fair value with associated transaction costs expensed as incurred. Subsequent to initial recognition, the convertible financial instrument is marked to market at each financial reporting date and any change in fair value is recognized in profit or loss with the exception that under IFRS 9 (Note 4), the change in fair value that is attributable to change in credit risk is presented in other comprehensive income.

The Convertible Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year, with the first interest payment on the 2017 Debentures due on December 10, 2017. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

The 2016 Debentures and 2017 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.3261 and US$2.6919, respectively (the “Conversion Price”).

The 2016 Debentures and 2017 Debentures are not redeemable by the Company prior to June 10, 2019 and July 21, 2020, respectively. On or after June 10, 2019 and July 21, 2020 and prior to July 22, 2022, the 2016 Debentures and 2017 Debentures, respectively, may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

14

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

8.      CONVERTIBLE DEBENTURES (continued)

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the holders of the Convertible Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Convertible Debentures in cash at: (i) on or prior to June 10, 2019 and July 21, 2020 for the 2016 Debentures and 2017 Debentures, respectively, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Convertible Debentures to convert the Convertible Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (b) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (c) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction; or (d) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Company’s board of directors a majority of the directors proposed for election by management in the Company’s management information circular.

9.      SHARE CAPITAL AND RESERVES

Authorized Capital - Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the period ended June 30, 2017:

(a)	During the six months ended June 30, 2017, the Company issued a total of 1,008,333 common shares on the exercise of 100,000 options at a price of $0.40, 50,000 options at a price of $0.425, 200,000 options at a price of $0.46, 8,333 options at a price of $2.65, 300,000 options at a price of $0.50, 83,333 options at a price of $0.62, 250,000 options at a price of $0.64 and 16,667 options at a price of $2.24 for total proceeds of $574,333. As a result of the exercises, $478,512 was reclassified from reserves to share capital.

For the period ended June 30, 2018:

(a)	During the six months ended June 30, 2018, the Company issued a total of 5,433,334 common shares on the exercise of 333,334 options at a price of $1.51, 150,000 options at a price of $0.64, 4,450,000 options at a price of $0.40, 200,000 options at a price of $0.46, 100,000 options at a price of $0.50 and 200,000 options at a price of $0.62 for total proceeds of $2,645,334. As a result of the exercises, $1,708,615 was reclassified from reserves to share capital.

(b)	On June 11, 2018 the Company issued 745,378 common shares at the then fair value of $2,154,142 to the convertible debenture holders for the share portion of the debenture interest payment.

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

15

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

9.       SHARE CAPITAL AND RESERVES (continued)

Stock option transactions and the number of stock options are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2016	33,466,112	$1.06
Granted	6,200,000	3.27
Exercised	(1,424,445)	0.79
Forfeited	(383,333)	2.53
Outstanding at December 31, 2017	37,858,334	$1.42
Granted	5,100,000	2.80
Exercised	(5,433,334)	0.49
Forfeited	(66,667)	3.32
Outstanding at June 30, 2018	37,458,333	$1.74
Number of options exercisable	29,525,000	$1.41

As at June 30, 2018, the Company has stock options outstanding and exercisable as follows:

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

100,000	100,000	$3.30	0.06	July 22, 2018
8,333	8,333	$3.39	0.06	July 22, 2018
1,350,000	1,350,000	$0.40	0.08	July 30, 2018
250,000	250,000	$0.30	0.47	December 19, 2018
175,000	175,000	$0.40	0.67	February 28, 2019
150,000	150,000	$0.46	0.67	February 28, 2019
50,000	50,000	$0.50	0.67	February 28, 2019
75,000	75,000	$0.64	0.67	February 28, 2019
50,000	50,000	$2.65	0.67	February 28, 2019
25,000	25,000	$2.24	0.67	February 28, 2019
25,000	25,000	$3.39	0.67	February 28, 2019
900,000	900,000	$0.46	0.79	April 15, 2019
1,200,000	1,200,000	$0.50	0.79	April 15, 2019
300,000	300,000	$0.62	0.79	April 15, 2019
1,100,000	1,100,000	$0.64	0.79	April 15, 2019
800,000	800,000	$2.65	0.79	April 15, 2019
475,000	475,000	$2.24	0.79	April 15, 2019
475,000	475,000	$3.39	0.79	April 15, 2019
2,450,000	2,450,000	$0.40	0.90	May 23, 2019
3,300,000	3,300,000	$0.46	1.48	December 24, 2019
2,850,000	2,850,000	$0.50	1.91	May 27, 2020
3,250,000	3,250,000	$0.64	2.47	December 16, 2020
250,000	250,000	$2.69	2.94	June 8, 2021
4,425,000	4,425,000	$2.65	2.98	June 23, 2021
2,800,000	1,866,667	$2.24	3.46	December 15, 2021
250,000	166,667	$3.11	3.81	April 22, 2022
1,475,000	491,666	$2.93	4.38	November 13, 2022
3,800,000	1,266,667	$3.39	4.46	December 14, 2022
475,000	158,333	$2.39	4.79	April 13, 2023
4,525,000	1,508,334	$2.85	4.94	June 8, 2023
100,000	33,333	$2.66	4.98	June 20, 2023
37,458,333	29,525,000

16

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

9.       SHARE CAPITAL AND RESERVES (continued)

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used to estimate the weighted average grant date fair values for the six-month periods ended June 30, 2018 and June 30, 2017:

	June 30, 2018	June 30, 2017
Expected stock price volatility	84.47%	84.52%
Expected life of options	5.00 years	5.00 years
Risk free interest rate	2.17%	1.15%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in period	$1.89	$2.04

Share-based payments for options vested for the six months ended June 30, 2018 amounted to $8,905,769 (2017 - $5,055,181) of which $7,141,010 (2017 - $3,740,796) was expensed to the statement of loss (profit) and comprehensive loss (profit) and $1,764,759 (2017 - $1,314,385) was capitalized to exploration and evaluation assets (Note 5).

10.    RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the six months ended
	June 30, 2018	June 30, 2017
Short-term compensation(1)	$1,173,314	$1,555,455
Share-based payments (stock options)(2)	6,674,929	3,582,788
	$7,848,243	$5,138,243

(1) Short-term compensation to key management personnel for the six months ended June 30, 2018 amounted to $1,173,314 (2017 - $1,555,455) of which $960,625 (2017 - $1,143,855) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $212,689 (2017 - $411,600) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the six months ended June 30, 2018 amounted to $6,674,929 (2017 - $3,582,788) of which $6,306,141 (2017 - $3,140,387) was expensed and $368,788 (2017 - $442,401) was capitalized to exploration and evaluation assets.

As at June 30, 2018, there was $nil (December 31, 2017 - $542,361) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

11.    CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

17

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

11.	CAPITAL MANAGEMENT (continued)

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and the Convertible Debentures.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - quoted prices in active markets for identical assets or liabilities.
•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3 - inputs for the asset or liability that are not based on observable market data.

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9 (Note 4), the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (Note 8). The Convertible Debentures are classified as Level 2.

As at June 30, 2018, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)   Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a large portion of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)   Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2018, NexGen had cash and cash equivalents of $142,929,234 to settle accounts payable and accrued liabilities of $3,795,486.

(c)   Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

18

NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

12.	FINANCIAL INSTRUMENTS (continued)

(i)   Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of June 30, 2018. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii)  Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Convertible Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii)  Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at June 30, 2018, the Company’s US dollar net financial liabilities were US$93,694,059. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $10,100,792 change in loss (profit) and comprehensive loss (profit).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

13.    SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

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NEXGEN ENERGY LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Expressed in Canadian Dollars) (Unaudited) FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 & 2017

14.    SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the six-month period ended June 30, 2018 included:

a)	At June 30, 2018, $1,667,096 of exploration and evaluation asset expenditures and $635,724 of equipment expenditures were included in accounts payable and accrued liabilities.

b)	Share-based payments of $1,764,759 was included in exploration and evaluation assets (Note 5).

c)	The re-allocation upon exercise of stock options from reserves to share capital of $1,708,615.

d)	In the six months ended June 30, 2018 IsoEnergy issued 3,330,000 shares valued at $1,282,050 and a cash payment of $200,000 to expand its interest in the Geiger property (see Note 5(c)).

e)	In the six months ended June 30, 2018 IsoEnergy issued 1,000,000 shares valued at $350,000 and a cash payment of $20,000 to acquire Laroque East uranium exploration property (see Note 5(c)).

The significant non-cash transactions during the six-month period ended June 30, 2017 included:

a)	At June 30, 2017, $573,773 of exploration and evaluation asset expenditures and $55,001 of equipment expenditures were included in accounts payable and accrued liabilities.

b)	Share-based payments of $1,314,385 included in exploration and evaluation assets (Note 5).

c)	The re-allocation upon exercise of stock options from reserves to share capital of $478,512.

15.    COMPARATIVE FIGURES

Certain amounts have been reclassified to conform with current period presentation.

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